

January 28, 2011

Mark D. Mumford
Chief Financial Officer
P.F. Chang's China Bistro, Inc.
7676 East Pinnacle Peak Road
Scottsdale, AZ 85255

> **Re:** **P.F. Chang's China Bistro, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2010**
> **Filed February 17, 2010**
> **File No. 000-25123**

Dear Mr. Mumford:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief